Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CARDICA, INC.

Cardica, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First:  The name of the Corporation is Cardica, Inc. (the “Corporation”).

Second:  The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 15, 1997.

Third:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

1.	Paragraph A of Article IV shall be amended and restated to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is eighty million (80,000,000) shares. Of these shares, seventy five million (75,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001) and five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”

Fourth:  Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on November 13, 2012, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, Cardica, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 16th day of November, 2012.

Cardica, Inc.

By:	/s/ Bernard A. Hausen
Bernard A. Hausen Chief Executive Officer